Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGold
IAMGold Commission File Number 1-31528

Final Transcript

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CCBN StreetEvents Conference Call Transcript

GSS — Golden Star Resources Ltd. Investor Conference Call

Event Date/Time: May. 28. 2004 / 5:00AM PT
Event Duration: N/A

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GSS — Golden Star Resources Ltd. Investor Conference Call

CORPORATE PARTICIPANTS

Peter Bradford
Golden Star Resources, Ltd. — President, CEO

Allan Marter
Golden Star Resources, Ltd. — CFO

CONFERENCE CALL PARTICIPANTS

Brett Reese
Wachovia Securities — Analyst

Mark Smith
Dundee Securities — Analyst

Steven Butler
Canaccord Capital — Analyst

Mike Durose
First Associates Investments Inc. — Analyst

George Ireland
Ring Partners — Analyst

Michael Fowler
Desjardins Securities — Analyst

Victor Flores
HSBC — Analyst

Johnathan Reese
John Levine & Company — Analyst

John Doody
Gold Stock Analyst — Analyst

Joe Hamilton
RBC Capital Markets — Analyst

Katherine Sterrit
Scotia Capital — Analyst

Todd Mason
Alpine Associates — Analyst

Jim Hoffman
PSAM — Analyst

Don MacLean
Paradigm Capital — Analyst

Lawrence Drummond
— Private Investor

Clive Ginsberg
Mariner Investment Group — Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Golden Star Resources Limited investor conference call. My name is David and I will be your coordinator for today. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would like to now turn the presentation over to your host for today’s call, Mr. Peter Bradford, President and Chief Executive Officer please go ahead sir.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Thank you. Good morning ladies and gentlemen. As stated in the introduction, my name is Peter Bradford and I am the President and Chief Executive Officer of Golden Star Resources. I am joined today on the call by my management team, Allan Marter, our Chief Financial Officer; Richard Gray, our Chief Operating Officer; Doug Jones our Vice President of Exploration; and Bruce Higson-Smith, our Vice President of Corporate Development. It is a very exciting opportunity that we have to present to you today, arising from our discussions yesterday with IAMGold whereby we presented a proposal to them as detailed in our press release last night. I will speak to the press release and I will speak to our presentation which is available from our Website at www.gsr.com. And it can be found under the news tab, under presentations. People on the call may find it helpful to have that in front of them as I talk through the presentation. Before proceeding with this presentation, I would like to draw your attention to the notes on the disclaimer slide. Firstly — and let us say that otherwise all of the currency amounts that I quote during the presentation will be in U.S. dollars. Secondly I draw your attention to the cautionary notes regarding forward-looking statements, risk factors, mineral resources and third mineral resources and non-GAAP measures which are set out in our most recent Form 10-K filing. Also I note that we use the Golden Institute’s standards for reporting cash operation costs.

The agenda for the presentation is broken into four elements that I will speak to in turn. Firstly the details of the proposal that we submitted to IAMGold last night and which were summarized in our press release of the same day. Secondly, the compelling reasons why we believe that a combination of Golden Star and IAMGold is both logical and desirable and the benefits that will be delivered to the shareholders of both Golden Star and IAMGold by this transaction. Thirdly, a summary of the fundamentals of what the combined entity would look like following the proposed combination. And lastly, I will finish up with some concluding remarks before opening the phones to questions from analysts.

Our proposal which we believe would deliver superior value to IAMGold shareholders and which we would be prepared to submit

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GSS — Golden Star Resources Ltd. Investor Conference Call

as a formal offer upon receiving support from the directors and shareholders of IAMGold to do so, comprises an all-stock offer of 1.15 shares of Golden Star for each share of IAMGold. Golden Star has in the past received unsolicited calls indicating some IAMGold shareholders would be prepared to support a proposal from Golden Star and we anticipate that some of those shareholders may which to make known whether they would welcome a formal offer from Golden Star. We have estimated that the proposed combination will unlock synergies of approximately $8 million per annum with these savings coming mainly from reduced G&A costs and savings and areas where our two generative exploration programs overlap. On this basis the proposed transaction is accretive to shareholders of both Golden Star and IAMGold. In addition the proposed combination is accretive on a cash flow per-share basis for Golden Star in the first few years and accretive to IAMGold all on a cash flow basis in subsequent years. We have a lot of respect for IAMGold and what it’s management team and directors have achieved over the years. Our proposal is therefore intended to be friendly and to proceed, we would want the support IAMGold’s directors and shareholders. We would also want the opportunity to carry out due diligence which would be largely confirmatory and nature and which we believe can be done swiftly. On this basis, we will be prepared to negotiate to bring appropriate representation from IAMGold’s current directors onto our Board and to discuss appropriate ongoing roles for IAMGold’s management. Having summarized the key elements of our proposal, I would like to discuss the compelling reasons for doing this transaction. Fundamentally, and we have concluded that Golden Star and IAMGold make a perfect fit. We are both producing gold companies that have up to now focused on gold in West Africa with IAMGold being an established gold producer with mature production and cash flows from its minority interest in four great mining properties in West Africa, including the world-class Tarkwa and Sadiola mines. Golden Star is a relative newcomer, having acquired gold properties in Ghana at the low point of the gold cycle and then, through exploration and development, significant growing the gold reserves, resources, and production on these properties. Over the next one to three years we expect in our own right annualized production from these properties to grow to in excess of 350,000 ounces per year. IAMGold has strong cash flows from its established operations. While we have a significant demand for cash to develop the full potential of our properties and to find our ongoing an aggressive exploration programs which we believe will be the engine of our future growth. IAMGold is a non-operator of its properties, but has determined that it wants to become an operator. Golden Star already operates it’s own mines and projects and delivered these skills, as well as our exceptional growth profile into the combination. Our (indiscernible) base for existing management has resulted in a strong following in the U.S. with more than 75 percent of our daily trading volume being on the American Stock Exchange whereas IAMGold trades the majority of its volume on the Toronto Stock Exchange and is well-supported by the Canadian institutions. As you would expect from this perfect fit and the resulting synergies the combination of

Golden Star and IAMGold delivers significant value to the shareholders of both companies. Golden Star brings increasing production and enormous potential to increase reserves and resources to the mix while both companies see a major step up in market capitalization and trading and a transaction that is accretive to both parties. One of the many obvious synergies and this transaction is the proximity of IAMGold’s producing access in Ghana, at Tarkwa and Damang to our gold properties at Bogoso, Prestea, and Wassa. All of these mines are located within a very tight footprint that fits within an approximate 50-kilometer radius on the Ashanti Gold Belt. The Golden Star management and operating team brings to our combined company many years of hands-on experience in Ghana and other parts of West Africa and Africa. I have personally developed and run mines in Ghana, as has our Chief Operating Officer, Richard Gray. Our Vice President of Exploration was responsible for identifying the potential of the Segiri (ph) mine which until this week has been a very strong mine finding Anglo Gold at Ashanti in Guinea. Beyond our senior management team, our operating results speak volumes for the excellent team of operators we have at Bogoso and Prestea. We have what IAMGold has stated they want and we have it in spades in West Africa.

Having demonstrated the compelling reasons for this transaction, I would like to draw a picture of what the resulting entity would look like and how it will be positioned relative to the other intermediate gold companies. We feel that the opportunity for gold discoveries and new gold mines in West Africa is as good as or better than most places in the world and the increasing presence of the major gold producers in the region confirms this. Our goal, therefore, has been to use our operational platform in Ghana as a base to expand our business in West Africa. We are already one of the key players in Ghana and over the past year have broadened our presence with early-stage exploration projects in Mali and Sierra Leone. The proposed transaction would firmly establish Golden Star’s presence and Mali and makes Golden Star one of the leaders in the gold sector in West Africa. Importantly in this landscape, that is weighted with a disproportionate mix of junior explorers and major gold producers, Golden Star, as a result of the proposed combination, would emerge as one of the few intermediate gold companies active in West Africa with greater agility relative to the major gold companies to pursue growth opportunities, both by expanding our land position in our own right and working with the junior gold explorers in the region. This space was previously occupied by Ashanti Goldfields and we see ourselves assuming this space, but by doing so from a North American platform, with the resulting benefits about North American multiple and the greater access to the North American Capital Markets that we have. The knowledge-base established by IAMGold’s past activity in West Africa combined with our own ongoing and aggressive exploration activities is expected to deliver a geological understanding in West Africa second to none, thereby delivering the potential for organic growth that we can capitalize on with our in-house development and operational skills. These intangible synergies are not possible to value into the transaction at

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this time, but will evolve into immeasurable value in the future. The next few slides underlined the compelling nature of our proposed combination with IAMGold. We will have, by a significant margin, the largest resource in our peer group, with the potential — particularly in our properties in Ghana — to grow this resource and to convert a greater amount of the overall total into reserves. Furthermore we will become, by 2005, the largest gold producer in our peer group, with new production scheduled from our Wassa gold projects in the second half of 2004 and new production show proof from our expansion at Bogoso/Prestea in the second half of 2005. This new production from Wassa and the Bogoso/Prestea expansion gives the combined company an exceptional growth curve. Our objective will be to identify additional production opportunities either through acquisition or from our own exploration programs to deliver additional growth beyond 2005. The development of Golden Star’s projects in 2004 and 2005 requires continued cash investments, which become self-financing from operating cash flow, as a result of the proposed combination with IAMGold. In addition to these strong cash flows, the combined entity would have cash and bullion of about $200 million and total debt of about $5 million, giving it one of the stronger balance sheets in the intermediate gold tier.

The majority of Golden Star’s daily trading activity in on the American Stock Exchange with the bulk of the rest being traded on the Toronto Stock Exchange. In the case of IAMGold, the majority of the trading activity is on the Toronto Stock Exchange and the combination of the two companies results in an entity with a good balance of Capital Markets participation across the border. We expect, therefore, that the combined entity would benefit from being actively traded in both the U.S. and Canada, delivering daily trading volumes based on the respective trading liquidity of the two companies of between 25 to $30 million per day. Based on the closing prices for IAMGold and Golden Star last night, the combination of the two companies would result in a combined entity with a market capitalization in excess of $1.7 billion, ranking it towards the middle of the intermediate gold tier based on the combined entity’s lead position with respect to resources and the combined entity’s lead position with respect to production, we envisage scope for the market capitalization to also move towards a lead position.

I would now like to make some concluding remarks, before taking questions. The proposed combination of Golden Star and IAMGold delivers a focused, West African gold company with diversified and substantially unhedged production and cash flows from six operations in two West African countries, Mali and Ghana. The combined entity would have broad exploration mine development and mine operating skills that we believe are necessary to sustain and to grow the business, not just in the short-term, were we realize our near-term growth from Wassa and Bogoso/Prestea, but also in the longer-term from new projects that we expect to identify through acquisition and exploration. The strong diversified cash flow from the combined entity would, in the short-term, provide the capital to complete these expansion projects, thereby leaving the treasury of some $200 million intact. In the longer-term, the strong operating cash flow would become an engine for growth.

Lastly, I reiterate the Capital Market synergies that are realized by combining Golden Star’s largely U.S. trading support with IAMGold’s largely Canadian trading support. Ladies and gentlemen, this concludes the presentation. We do have some additional slides available in the presentation pack on the Web-site, which outlines Golden Star’s current activities. But I will now like to open the phones for questions.

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QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Brett Reese (ph), Wachovia Securities.

Brett Reese - Wachovia Securities — Analyst

Good morning gentlemen. Actually a tax question. I’m a U.S. shareholder — will you guys be going for a letter ruling, so that if the transaction takes place, it will be structured as a tax rate change for US shareholders?

Allan Marter - Golden Star Resources, Ltd. — CFO

It’s Allan Marter. We have not gone down that — at this stage, we’re looking at a proposal. But obviously we would be trying to do whatever is most effective for our shareholders and for IAMGold shareholders.

Brett Reese - Wachovia Securities — Analyst

Okay I would appreciate — I know you have a lot on your plate — but if this comes to pass, that’s on the table.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We would do that.

Operator

Mark Smith, Dundee Securities.

Mark Smith - Dundee Securities — Analyst

Just a quick question. What would you be your anticipated closing of this transaction?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

To a large extent, that is going to depend on the time-line at the start of the process. We have outlined in our press release that we would need to do some confirmatory due diligence. We would need to also have the opportunity upon being invited to do so to sit down with the IAMGold Board of Directors. But we believe that if those can be addressed quickly, that we would be able to potentially conclude a transaction as early as late July, early August.

Mark Smith - Dundee Securities — Analyst

Okay. Did you have a chance to talk to IAMGold management yet? Or did you just send them your concept?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

As I said in the presentation, we want to try and do this on a friendly basis. But before we shot off the press release, we visited with the IAMGold management, and we stepped through our proposal with them and responded to their questions. And we would like to try and keep any future discussions on the same friendly basis.

Mark Smith - Dundee Securities — Analyst

So that was yesterday afternoon or something, was it?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

That is correct.

Operator

Steven Butler. Canaccord Capital.

Steven Butler - Canaccord Capital — Analyst

Good morning guys. Just a question of clarification. The deal, as it would be proposed right now, I guess would be considered a non-superior offer or inferior offer, because it does not exceed the nine or match or exceed the 982 fixed hurdle price for IAMGold on March 30th. Can you clarify whether this deal would be deemed superior, because of course the Coeur d’Alene press release read as though their offer was superior. But just a point of clarification there, if you have had discussions with your legal advisors? And if indeed it is not a superior proposal and therefore the Board of IAMGold can endorse it, would you be still prepared to go on an unfriendly basis?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

One of the problems in dealing with the dynamics in the gold industry were we can, as we have seen over the last two months, quite a significant change in the commodity price, is that structuring anything that has a rigid pricing structure is difficult. Coeur d’Alene have used an interesting interpretation. If we use the same interpretation, then you could argue that the Golden Star proposal is a superior proposal. On March 30th the closing price of

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Golden Star was about $8.92 per share, implying an offer price based on the 1.15 exchange rate of about $10.26 per share Canadian. This results in about a 4.5 percent premium to that Canadian dollar $9.82 threshold price that we saw in the range between Wheaton River and IAMGold. Therefore, we could argue — just as Coeur d’Alene has — that this would be a superior proposal. I think beyond that, I think you have to look at the reality of where all of the companies are trading right now today. And any proposal with a premium of (indiscernible) is definitely a superior proposal.

Steven Butler - Canaccord Capital — Analyst

Thank you very much.

Operator

Mike Durose. First Associates investments.

Mike Durose - First Associates Investments Inc. — Analyst

Good morning everyone — just a conceptual question. How do you envision the structure of the management and the Board — what would be the breakup or composition of the management and the Board?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We have tried not to fix any sort of rigid structure in-place in our own minds at this stage. We want to go into a friendly discussion with IAMGold with an open mind. And, therefore, we will wait until those discussions before we start trying to structure anything in our own minds.

Mike Durose - First Associates Investments Inc. — Analyst

And the 8 million in synergies — could you break that down, in terms of where you actually see those? I am assuming that is a before tax number?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

That is correct. We see the majority of that coming from our G&A savings. I think you will see in IAMGold’s 2003 reporting, they had approximately $6.6 million of G&A costs. We will see the rest coming from savings in areas where our exploration and field activities overlap.

Mike Durose - First Associates Investments Inc. — Analyst

Okay.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The other thing I would try to point out there, Mike, is that we do have substantial tax losses. And, therefore, you would see the full benefit of a large part of those $8 million per year of annual savings through a significant period of time.

Mike Durose - First Associates Investments Inc. — Analyst

Okay and what happens if IAMGold management decides not to allow you to do your technical due diligence? Are you prepared completely to walk away? Or will you basically continue, based on the public information?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

At this time, it’s a condition of our proposal.

Mike Durose - First Associates Investments Inc. — Analyst

Okay. Thank you.

Operator

George Ireland, Ring Partners.

George Ireland - Ring Partners — Analyst

An interesting move on your part.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Thanks George.

George Ireland - Ring Partners — Analyst

A couple of questions. As you run the models on the two companies together, what do you see as financing these going forward? How many more opportunities do you see in terms of taking advantage of the financing markets — both debt and equity — for the combined company? And what is the impact on shareholders?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Well one of the more attractive benefits of this transaction in our minds is that we’re bringing together established cash flows in IAMGold and meshing that will Golden Star, where we do have an

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ongoing capital demand. The benefit for us in doing that is that it takes away the need for Golden Star — if it were to remain as it is right now today — to access the Capital Markets. Based on the modeling that we see and without any other assets coming into the mix, it would have additional capital demand. We would not envisage any other financings.

George Ireland - Ring Partners — Analyst

So there’s a substantial benefit in that regard?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

A substantial benefit.

George Ireland - Ring Partners — Analyst

One last question. Have you been active in buying IAMGold shares, prior to this announcement? Have you picked up a position in the stock?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

No, we have not, George.

Operator

Michael Fowler, Desjardins Securities.

Michael Fowler - Desjardins Securities — Analyst

Peter, can you just confirm one thing — you say that this is subject to IAMGold management — I guess directors actually — Board of Directors — allowing this proposal to go ahead. Could you just sort of clarify that statement?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Yes, as I mentioned in the presentation, we would prefer to do this on a friendly basis. To do so, we would anticipate being invited to the table by the IAMGold Board of Directors.

Michael Fowler - Desjardins Securities — Analyst

Oh, suppose that the IAMGold Board of Directors told you to go and jump in Lake Ontario, what would you do?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Well, we have made this bid because we see the benefits for Golden Star and because we see the benefits for IAMGold. But another compelling motivator has been that we have received a substantial number of calls from IAMGold shareholders who have stated to us that they do not like the transaction that is currently on the table. And they have motivated us in those discussions to do something. We would expect now that if those people still feel that same way, then they would be making their opinions known to the IAMGold Board of Directors.

Michael Fowler - Desjardins Securities — Analyst

Have you got any idea of what kind of percentage of IAMGold shareholders that represents?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

It is significant.

Michael Fowler - Desjardins Securities — Analyst

Okay. Moving on, Peter, the deal has very low synergies right now. What is the major thrust of doing this deal right now?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

By lower, I assume you’re referring to the cash synergies?

Michael Fowler - Desjardins Securities — Analyst

That is right, exactly. I mean —

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

I think we have to look beyond the cash synergies and those sort of tangible numbers that we can easily calculate today, based on IAMGold’s public disclosures. The real benefit and a real synergy here is well we’re going to be able to achieve on the ground, whereby we’re bringing together assets in the same type of geographical area. And we’re going to be able to combine our knowledge in that area and we’re going to be able to — that will potentially lead to new opportunities for the combined entity. From Golden Star’s point of view, we see a valuable relationship being created through the joint ventures that come to the table with IAMGold than Goldfields. Everyone is aware of the fact that — Anglo Gold and Goldfields. Everyone is aware of the recent merger of Anglo Gold and Ashanti. And we would expect ultimately that there may be exploration properties or noncore assets that may fall out of that mix, and the potential benefits or synergy for us is having that relationship may help to progress discussions on those potential noncore assets. So this is a real

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GSS — Golden Star Resources Ltd. Investor Conference Call

benefit. It is difficult to put a value on those now today. And we will see the benefit of that in the future.

Michael Fowler - Desjardins Securities — Analyst

Alright. Well, you do not see any synergies with respect to the existing operations — Tarkwa and Sadiola, and Hirone (ph), Bogoso and all of your assets — you don’t see any synergies?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

On the operating level, we are operating our own mines in Ghana. The IAMGold properties in Ghana are being managed by Goldfields. There’s a minor synergy, in that we would be able to manage that minority interest, using our existing people on the ground in Ghana right now today.

Michael Fowler - Desjardins Securities — Analyst

My last question on breakup fees. It is my understanding that Coeur d’Alene is paying the breakup fees for the IAMGold/Wheaton River transaction. Can you clarify that?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

In moving forward on this transaction and being aware of a possible proposal from Coeur d’Alene, we thought both parties — that is, thought that it would be beneficial to put in-place a structure, as a simple structure as to how the break fees to be dealt with, in the event that we were both successful. We have read a certain amount of ambiguity in the current documentation between Wheaton River and IAMGold and by putting in-place the arrangement that we have with Coeur d’Alene, we have taken away that ambiguity.

Michael Fowler - Desjardins Securities — Analyst

So, Coeur d’Alene is paying for the breakup fee. Is that right?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The net breakup fee.

Michael Fowler - Desjardins Securities — Analyst

The net breakup fee?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The assumption in the relationship with Coeur d’Alene would be that, if we were both successful, their could potentially be two break fees, one by Wheaton River, one paid by IAMGold. But it was somewhat ambiguous. So, to clarify that, we came up with a mixed break free structure. So in the event that we were both successful, just the net break free of $26 million would be paid by Wheaton River to IAMGold.

Michael Fowler - Desjardins Securities — Analyst

$26 million?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Correct.

Michael Fowler - Desjardins Securities — Analyst

Thank you.

Operator

Victor Flores, HSBC Securities.

Victor Flores - HSBC — Analyst

Good morning, Peter. You said something interesting about synergies in this — or the reasons for this transaction. And that has to do with the fact that IAMGold and generates cash flows that would allow you to access those cash flows in order to satisfy your capital needs without having to go to the market. But in essence what you’re doing is issuing somewhere on the order of 150 million shares. To me, this is just the same as going to the market. Can you give a valid economic reason, in terms of rates of return to justify this transaction?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Yes, this transaction as it is proposed, will be very beneficial to Golden Star shareholders. If we assume the worst-case scenario, whereby only the Golden Star proposal for IAMGold was successful, and that we then had to pay a break free to Wheaton River for busting out that transaction. So that would be a worst-case scenario. The transaction would still be largely accretive on an NAV basis to Golden Star shareholders. If we then factor in the upside that both ourselves and Coeur d’Alene are successful, and that we’re not paying the break free to Wheaton River and in fact we’re receiving a $26 million payment, then the transaction would become highly accretive to Golden Star shareholders on an NAV basis.

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Victor Flores - HSBC — Analyst

Okay. Could you clarify the rate of return that you see for Golden Star shareholders in this transaction?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

I apologize if I don’t have those numbers in front of me Victor. But I would be quite happy to obtain those or generate those and get them to you after the call.

Victor Flores - HSBC — Analyst

That would be good. Thank you.

Operator

Johnathan Reese (ph), John Levine & Company.

Johnathan Reese - John Levine & Company — Analyst

Good morning, Peter. Congratulations on coming out here. I certainly want to convey that speaking for ourselves — we, as large IAMGold shareholders are very happy to see you guys here and certainly the present proposal that you guys have made — in our minds, right now — is far superior to any other alternative that we’ve been shown by the IAMGold management right now. And I also wanted to ask you to elaborate a little bit more on the synergies — given the geography and given the G&A and IAMGold, it seems to me that perhaps the $8 million is a very conservative one.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Well we have tried to be conservative and we have tried to base the number on what is disclosed and IAMGold’s public documents. So, because we saw it as a number that would come under scrutiny, and that we would need to defend it. But beyond that $8 million which is comprised largely of just corporate G&A and a little bit of overlap on the exploration side, we see a lot of potential that is perhaps intangible right now today, that will come out of the combination of the two businesses in West Africa. We will have, as I said in the presentation, we will have an exploration database resulting from the merger that is perhaps second to none in West Africa. And that comes from our records over the last few years — but more importantly from IAMGold’s assets as a key explorer in West Africa over the last decade.

Johnathan Reese - John Levine & Company — Analyst

Fantastic. Thanks again and we, certainly, as IAMGold shareholders will be conveying to our management — to our Board that we think they should be very, very seriously evaluating this.

Operator

John Doody, Gold Stock Analyst.

John Doody - Gold Stock Analyst — Analyst

Good morning gentlemen. I love the deal and congratulations. I hope you can put it together. I am a little surprised by how tentative your bid is, relative to Coeur d’Alene’s, which is totally unconditional. Basically, you are simply buying the junior partner in the great operations run by some of the greatest mining companies in the world. What’s to confirm?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We, with our presence and the area, we are quite comfortable with the assets. We are quite comfortable with the two joint venture partners. The only areas that we would need confirmatory due diligence would be to understand fully what the relationship is between IAMGold and its joint venture partners — and to understand what is contained in the disclosure documents that IAMGold and Wheaton River have referred to in their transaction documents.

John Doody - Gold Stock Analyst — Analyst

Okay. Fine. So how long would you need for this due diligence, then?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We expect it will be done quickly — within a two-week period, or less.

John Doody - Gold Stock Analyst — Analyst

All right, well the best of luck. I think this is a far superior combination to the IAMGold/Wheaton River.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Thank you John. Maybe we’ll make it to your top-10 one day.

John Doody - Gold Stock Analyst — Analyst

You are getting there now, maybe.

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

Operator

Joe Hamilton. RBC Capital Markets.

Joe Hamilton - RBC Capital Markets — Analyst

I just got a quick question. Because, this is clearly not a superior proposal, under the terms of the agreement between Wheaton River and IAMGold. It clearly states that in the case of an acquisition proposal made to IAMGold, it has to have a value per IAMGold share of at least $9.82 Canadian. You are clearly not there. So, it is unlikely, under the terms of that agreement that you’re going to get Board of Director approval. The same thing exists for the Coeur d’Alene and the Wheaton River bid. It is unlikely that the Boards are going to be able to approve that. So my question to you is when do you go unconditional and when you go hostile? Because you only have — it’s actually eight business days before the shareholder meeting?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

I think and our mind, there needs to be — and this is something that the IAMGold Board of Directors is going have to do. They’re going to have to differentiate between what is a factual superior proposal, as opposed to what is a legal definition of a superior proposal. And the challenge there is for the IAMGold Board of Directors, not for Golden Star.

Joe Hamilton - RBC Capital Markets — Analyst

Hmm, because it would seem to me, the way that this deal is written between IAMGold and Wheaton River, I’m sure you have read it over — it would seem that that’s very, very clear. Its $9.82, I would say they are handcuffed.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

I can’t add any more to my comments, John (sic).

Joe Hamilton - RBC Capital Markets — Analyst

Okay. Well, I suppose that also under the terms of the agreement, the — IAMGold now has five days from yesterday — I would take it — to deliver a notice of a superior proposal to Wheaton River, in order to start this and perhaps cancel the shareholder agreement. So effectively the clock is ticking for you as well, until next Thursday. Is that correct? Is that the way you read it?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The ball is in their court, Joe. And we look forward to a dialogue with them, as soon as they are able to do that.

Joe Hamilton - RBC Capital Markets — Analyst

Well then, perhaps, I will just end it off with one other bid, Peter. Would you accept .9 IAMGold shares for each share of Golden Star at this point? Are you going to counterbid?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

It is not the proposal that’s on the table at the moment Joe. And we prefer to stick to the proposal, as defined in our press release of last night.

Joe Hamilton - RBC Capital Markets — Analyst

Well, it should be an interesting week, anyway. Good luck, gentlemen.

Operator

Katherine Sterrit (ph), Scotia Capital.

Katherine Sterrit - Scotia Capital — Analyst

Good morning. Just along the same lines — would it be correct to assume that if IAMGold shareholders vote down the proposed transaction with Wheaton River, by failing to give consent for the shares to be issued, or if Wheaton River and IAMGold mutually agree to devolve they’re agreements — that in those cases, IAMGold is then in a position to be able to support your transaction?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

That would be the appropriate outcome.

Katherine Sterrit - Scotia Capital — Analyst

Thank you.

Operator

Todd Mason (ph), Alpine Associates.

Todd Mason - Alpine Associates — Analyst

My question has already been asked.

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

Operator

Steven Butler, Canaccord Capital.

Steven Butler - Canaccord Capital — Analyst

Is there a share change ratio at which point you would see this deal being nonaccretive to Golden Star? And I am just struggling to find that it would be accretive on — do you have it being accretive on all measures to both companies? Because you only — there is only — on a net presence value basis over 10 or 15 years, only 63 million in NPV synergies at 5 percent discount rates. So you’re talking about the $1.3 billion NAV combination — at least in my measure, I am just struggling here to find that it would be accretive to both companies. And then the second question — what would be the share exchange ratio at which it would be only neutral to your NAV accretion?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

You know, I think Steve, the best thing would be to reflect on my comments to a similar question earlier. A large part depends on exactly what happens to break fee. At the exchange rate that we proposed here, the transaction from a Golden Star point-of-view is neutral to marginally accretive. If we are required to pay in a worst-case scenario a break fee to Wheaton River — by our estimate, based on the current market capitalization of about $23 million. So that is a worst-case scenario. If, on the flip side of that, there is the swing and both ourselves Coeur d’Alene are successful and in fact there is no break fee paid by ourselves and there’s a break paid by Wheaton River to IAMGold of $26 million, representing a swing of $49 million at the front end of the transaction. And that has a meaningful impact on the NAV accretion for Golden Star. And that, combined with the savings in corporate G&A and exploration costs, results in significant value being brought back to the table for the benefit of both sets of shareholders.

Operator

(OPERATOR INSTRUCTIONS). Michael Fowler, Desjardins Securities.

Michael Fowler - Desjardins Securities — Analyst

I just wanted to follow-up on what Steve Butler was saying. You said, and confirmed that it is accretive to Golden Star NAV. An implication was it was accretive to IAMGold’s NAV and accretive to both sets — both companies’ cash flow per share — earnings per share. Can you clarify all this?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Well, the NAV per share I think I have just said to, and the reason that that becomes beneficial for both sets of shareholders is that we’re effectively adding a significant value back to the table as a result of the savings in synergy of $8 million a year. So that makes the NAV accretion for both parties possible. On a cash flow per share, what I said in the presentation is that this is cash flow accretive in the early years for Golden Star shareholders, and then becomes cash flow accretive for IAMGold shareholders subsequent to that. And, obviously, while it is cash flow accretive for Golden Star, it is cash flow negative for IAMGold. And then that reverses in the subsequent years. And earnings per share, I have not dwelt on in this presentation.

Operator

Jim Hoffman (ph), PSAM.

Jim Hoffman - PSAM — Analyst

Good morning, Peter. Congratulations. Just a quick question — do you mind elaborating a little bit on any previous conversations with Joe Conway?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Sure. We had preliminary discussions with IAMGold in 2003. And things did not advance to any conclusion. And we had hoped that we would be in a position to pick up those discussions during 2004. We were, therefore, just as surprised as anyone else when IAMGold announced its proposed transaction with Wheaton River. Our proposal now, I suppose, is the sort of final stage in our original discussions with IAMGold in 2003.

Jim Hoffman - PSAM — Analyst

Thank you.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Perhaps to add a little bit of color to that, those discussions with IAMGold in 2003 were conducted in a very friendly basis. And there was excellent rapport between the respective management teams. It was one of the more enjoyable preliminary discussions we have had.

Operator

Clive Ginsberg, Mariner.

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

Clive Ginsberg - Mariner Investment Group — Analyst

Hey Peter. Good morning. Well, I think your proposal is reasonable. I cannot see the Wheaton shareholders agreeing to the Coeur d’Alene one. So, what is the break fee, without the Coeur d’Alene/Wheaton deal being successful?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

If the Coeur d’Alene/Wheaton does not go ahead, and it seems that the Golden Star proposal or transaction with IAMGold triggers the break fee, then we would have to pay a break fee two Wheaton River that we would estimate to be around $23 million. We have factored that into our worst-case scenario. And that worst-case scenario is the one that delivers a neutral to marginally accretive NAV for Golden Star shareholders.

Clive Ginsberg - Mariner Investment Group — Analyst

Using what discount rate?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We’ve done that at a range of discount rates from 0, 3, and 6 percent.

Clive Ginsberg - Mariner Investment Group — Analyst

So that is a $50 million swing, basically?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Yeah, a $49 million swing, based on the calculations we have done as of one or two days ago.

Clive Ginsberg - Mariner Investment Group — Analyst

And can you just break down exactly the synergies — were do they come from?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We see the synergies coming — or the tangible synergies that we can identify right now today — coming from two areas. One being, the corporate G&A savings — IAMGold’s corporate G&A in 2003 was about $6.6 million from memory. And then we would see the rest coming from savings in areas where our two exploration programs overlap. And we’re both active in West Africa in an exploration sense. And we’re both active in certain parts of South America in an exploration sense.

Clive Ginsberg - Mariner Investment Group — Analyst

As the bulk of the corporate G&A would disappear under the IAMGold/Wheaton merger as well though? So (multiple speakers) — so, shareholders aren’t really any better in that regard. You are better off as the Golden Star Company. But IAMGold shareholders do not really benefit, because their corporate overhead would disappear with the Wheaton River merger, as well —?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The argument on the G&A savings being the same on both transactions — that could be argued. But by our calculations the proposal that we have structured here is far more accretive to IAMGold shareholders on an NAV basis, relative to the transaction that is currently proposed with Wheaton River.

Clive Ginsberg - Mariner Investment Group — Analyst

Thank you. Thank you.

Operator

I have no further questions at this time sir.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Perhaps, we might leave that for half a minute, to see if any further questions come. And then in the absence of any questions I will just make some post Q&A closing remarks.

Operator

(OPERATOR INSTRUCTIONS). Don MacLean, Paradigm Capital.

Don MacLean - Paradigm Capital — Analyst

Good morning Peter and guys. Just two questions, looking at the assets themselves. Certainly a significant amount of the outlook is going to depend on your ability to convert resources. And I know it is a sensitive thing in the U.S. But can you, Peter, give us just a sense of what your history of conversion of resources has been and what your outlook is for that? And then, with your 350,000 ounce outlook, what kind of cash costs would you attach to that?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

Okay. Perhaps, a way of demonstrating what we might be able to achieve going forward is to perhaps, reflect on what we have been able to achieve in the past. And to that end, it may be useful to reflect on slide 27 in the appendix of our presentation package. And that shows Golden Star’s resource and reserve growth over the last four or five years. And since what we have seen is that — with a one to two-year lag, the resources that we might have one or two years ago, become our reserves today. And with the potential that we have in our properties there, particularly at Bogoso/Prestea in Ghana, where some 11 million ounces has been mined in the past, we see the potential to replicate that for at least a few more years going forward. But those are my personal comments and we should not view those as some sort of statement by the Company that is going to get us into trouble with the SEC.

Don MacLean - Paradigm Capital — Analyst

So just being a little more specific, the resources that, historically, have been on the books, have been able to be converted to reserves?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Correct. The way we do our resources is — we actually do those within an optimized fit, so they do have an economic basis. And generally, we use a slightly higher hurdle on gold price for that resource determination, relative to what we use for the reserve determination. And then on top of that, we have the third resource, which is additive to that mix, because it is simply in that category, because we have not got the same degree of dual definition. So, two things happen. As we define those inferred resources — and because of the conservative nature by which we estimate them — as we define them, we see those converting into measurement indicated resources and then into reserves. With the measurement indicated resource that we’re calculating at a higher gold price hurdle, as the gold price moves up and as we change the benchmark, the gold price that we’re using for our reserve determination — those resources are moving into the reserve category. So the two things are intertwined there and with a rising gold market going forward, we will continue to see both of those factors having an impact on our future reserves.

Don MacLean - Paradigm Capital — Analyst

And just for clarity, what price did you assume for the resource pit shell?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

For our reserve calculation at December 31, 2003, we uses $325 gold for our reserve calculations and we used $375 gold for resource calculations.

Don MacLean - Paradigm Capital — Analyst

So it was a 375 pit shell that was used?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

375 pit shell, yeah.

Don MacLean - Paradigm Capital — Analyst

Okay thank you. And then the cost per ounce estimate — once you get out to your sort of 350,000 ounce per year, sort of a stable production profile, what kind of gold price or operating cost should we expect?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Don, going forward, for the combined entity, we would see a total cash cost — and this is with the royalties that we customarily see in West Africa that are paid to government lumped in. So it includes all the costs and it’s not hiding anything, we would see a range of total cash costs over the next five years between 220 and $230 dollars per ounce.

Don MacLean - Paradigm Capital — Analyst

And that is for the combination — just for the Golden Star?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Our numbers would be in that same bracket — maybe marginally lower on an ongoing basis. I, unfortunately, don’t have those numbers sitting in front of me right now.

Don MacLean - Paradigm Capital — Analyst

That’s fine. Thank you for the help Peter.

Operator

Lawrence Drummond, Private Investor.

Lawrence Drummond — Private Investor

Good morning. I was wondering about that — if the Coeur d’Alene/Wheaton River does not go through, would this be sufficient reason for you to not go on with your proposal with IAMGold?

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

No, we — our proposal extends on it’s own see? We saw some benefits in going out at the same time as Coeur d’Alene. But we have made the proposal that we have to IAMGold, irrespective or unconditional, if you like, on whether or not the proposal from Coeur d’Alene is successful.

Lawrence Drummond — Private Investor

Well if IAMGold and Wheaton River did continue and finish off their merger, wouldn’t it still be worthwhile for you to join with that merged company?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

We have had a strategy in growing Golden Star to maintain a focus on what we are doing. We have opted to build a gold company. We have opted to keep a tight regional focus on our activities, so that we can bring as many synergies to bear, from a management perspective. I’m not sure that participating in a three-way with IAMGold and Wheaton River really fits with our past strategy.

Lawrence Drummond — Private Investor

I see. I was just thinking that your preamble about you both having properties in Africa in the same area would still hold, whether or not IAMGold joined with Wheaton River or not.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The difficulty is and my understanding, looking at a lot of the press and talking to some of the IAMGold to shareholders is that the current transaction with Wheaton River does not deliver the same concentrated focus that the IAMGold shareholders have sought in the past with a gold focus in West Africa. And the beauty of the proposal that we have put is that delivering that continued gold focus in West Africa, to build a dominant intermediate gold company in the region, could potentially have the opportunity in subsequent years to grow into other regions — gold producing regions in the world.

Operator

(OPERATOR INSTRUCTIONS). Clive Ginsberg, Mariner.

Clive Ginsberg - Mariner Investment Group — Analyst

What did you mean exactly by you saw some benefits of going out simultaneously with Coeur d’Alene?

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

The real benefit, I suppose, takes away the question in people’s minds as to — and this would apply equally to ourselves, as it would to Coeur d’Alene. The question in the minds of the investing public of what is going to happen with the other company in the transaction that is being left at the alter — what they going to do? Are they going to change the terms of the deal? Are they going to come back, etc, etc? So I think coming out at the same time is quite elegant and takes that concern out of people’s minds, as it is delivering a solution to both the shareholders of Wheaton River and to the shareholders of IAMGold that is potentially a better deal than the deal they currently have on the table.

Clive Ginsberg - Mariner Investment Group — Analyst

Yes. Thanks.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Better to come out at the same time, than in an uncoordinated fashion.

Operator

There are no further questions at this time, sir.

Peter Bradford - Golden Star Resources, Ltd. — President, CEO

Okay, then I will proceed to the post Q&A closing remarks. Ladies and gentlemen, I would like to thank you for your attendance on this call and for your active participation in the Q&A session, which I found quite stimulating. Before finalizing the call, I would like to take the opportunity to make these small closing remarks.

Our proposed combination with IAMGold will create a new, substantially unhedged intermediate gold company — a gold company with a gold focus, with a determined strategy to grow within a tight geographic focus, to maximize synergies and to capitalize on our knowledge of the region. Importantly, we see an opportunity for the merged entities to fill a gap for a powerful, intermediate gold producer in the West African landscape that has been left by Ashanti being merged with Anglo Gold. Our proposal is demonstrably beneficial to shareholders of both Golden Star and IAMGold on several measures. The merged entity would benefit from a larger and stronger presence in West Africa, potentially unlocking opportunities not available to either company at this time. In addition, the merged entity would benefit from its largest size in the capital markets with broader research coverage, greater institutional support, and greater trading liquidity. The resulting

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FINAL TRANSCRIPT

GSS — Golden Star Resources Ltd. Investor Conference Call

company will also have a strong management capability with a full a range of exploration, development, operational and financial skills necessary to sustain and grow the business. Our decision to make the proposal to IAMGold was motivated by these compelling benefits, which will be attractive to both the shareholders and directors of IAMGold. Our proposal would be good for Golden Star and would be good for IAMGold. To some extent, our proposal has been anticipated by the market, as the combination of Golden Star and IAMGold is a natural fit. We desire, however, to proceed on a friendly basis. We seek the opportunity to do due diligence and to meet with the Board and management of IAMGold. Therefore we would welcome the active support of the IAMGold shareholders who have previously indicated their desire for a proposal from Golden Star to make their views on the support for our proposal known to IAMGold’s management and Board. Thank you and good day.

Operator

Thank you sir. Thank you ladies and gentlemen today for your participation. This concludes our conference call. You may now disconnect. Good day.

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